Exhibit 15.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below have the same meaning as terms defined and included elsewhere in the Proxy Statement/Prospectus.

Introduction

The unaudited pro forma condensed combined statement of financial position as of December 31, 2025 combines the historical statement of financial position of Pubco as of December 31, 2025, the historical consolidated statement of financial position of AIR as of December 31, 2025 and the historical balance sheet of CAEP as of December 31, 2025 on a pro forma basis as if the Business Combination and related Transactions had been consummated on December 31, 2025. The unaudited pro forma condensed combined statement of comprehensive income for the year ended December 31, 2025 combines the historical statement of loss of Pubco for the period from October 28, 2025 to December 31, 2025, the historical consolidated statement of comprehensive income of AIR for such period and statements of operations and comprehensive income of CAEP for such period on a pro forma basis as if the Business Combination and related Transactions had been consummated on January 1, 2025.

The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and is not necessarily indicative of the financial position and results of operations that would have been achieved had the Business Combination and related Transactions occurred on the dates indicated above. Further, the unaudited pro forma condensed combined financial information may not be useful in predicting the future financial condition and results of operations of Pubco. The actual financial position and results of operations may differ significantly from the amounts reflected in the unaudited pro forma condensed combined financial information reflected herein due to a variety of factors. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of the unaudited pro forma condensed combined financial information and is subject to change as additional information becomes available and analyses are performed. This information should be read together with Pubco’s, AIR’s and CAEP’s financial statements and related notes, as applicable, and the sections titled “AIR’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “CAEP’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and other financial information included elsewhere in this proxy statement/prospectus.

Description of the Business Combination

On November 7, 2025, AIR, CAEP, Pubco, Cayman Merger Sub, and Jersey Merger Sub entered into the Business Combination Agreement. The Business Combination closed on May 15, 2026 pursuant to the terms and conditions of the Business Combination Agreement through the following steps:

•
At the Cayman Effective Time, the Cayman Merger Sub merged with and into CAEP in the Cayman Merger, as a result of which (i) the separate corporate existence of Cayman Merger Sub ceased and CAEP continued as the surviving entity in the Cayman Merger and a wholly owned direct subsidiary of Pubco, and (ii) each issued and outstanding CAEP Class A Ordinary Share, including those converted from CAEP Class B Ordinary Shares (other than those surrendered by the Sponsor) but excluding Excluded CAEP Shares, CAEP Redeeming Shares or CAEP Dissenting Shares, are no longer outstanding and have been cancelled, in exchange for the Per Share Cayman Consideration equal to one Pubco Ordinary Share, as described in the section entitled, “The Business Combination Agreement and Ancillary Documents— The Business Combination Agreement — Consideration to be Received in the Business Combination — CAEP Consideration” in the Proxy Statement/Prospectus.
•
Each Excluded CAEP Share, CAEP Redeeming Share and CAEP Dissenting Share has been cancelled and has ceased to exist.
•
1,500,000 of the Pubco Ordinary Shares that the Sponsor received at the Cayman Effective Time have been designated as “Sponsor Earnout Shares” and are subject to redesignation, redemption and cancellation by Pubco if a release event has not occurred on or prior to the date which is five (5) years following the Cayman Closing Date (Termination Date). A release event includes the following: (a) an Early Release Event as defined in the Sponsor Support Agreement, (b) for 750,000 of the Sponsor Earnout Shares, a closing price of the Pubco Ordinary Shares on the principal exchange on which such securities are then listed or quoted is at or above $12.50 for twenty (20) trading days (which need not be consecutive) over a consecutive (30) trading day period at any time after the Cayman Closing Date and on or prior to the Termination Date, and (c) for the remaining 750,000 of the Sponsor Earnout Shares, a closing price of the Pubco Ordinary Shares on the principal exchange on which such securities are then listed or quoted is at or above $15.00 for twenty (20) trading days (which need not be consecutive) over a consecutive (30) trading day period at any time after the Cayman Closing Date and on or prior to the Termination Date.
•
Each share of Cayman Merger Sub continues to exist and is being held by Pubco and constitutes the only issued and outstanding shares in the capital of CAEP as the surviving Cayman entity.

•
At the Jersey Effective Time, Jersey Merger Sub merged with and into AIR in the Jersey Merger, as a result of which (i) the separate corporate existence of Jersey Merger Sub ceased and AIR continued as the surviving entity and a wholly owned subsidiary of Pubco, and (ii) each issued and outstanding ordinary share of AIR was transferred to Pubco in exchange for the right of the holder thereof to receive the Per Share Jersey Consideration as described in the section entitled “The Business Combination Agreement and Ancillary Documents — The Business Combination Agreement — Consideration to be Received in the Business Combination — AIR Consideration” in the Proxy Statement/Prospectus.
•
A portion of the Pubco Ordinary Shares issuable in respect of AIR Ordinary Shares were designated as “AIR Earnout Shares” and are subject to redesignation, redemption and cancellation until the earlier of (a) an Early Release Event as defined in the Business Combination Agreement and (b) the last trading date of the period in which the closing price of the Pubco Ordinary shares on the principal exchange which such securities are then listed or quoted is at or above $12.50 for twenty (20) trading days (which need not be consecutive) over a consecutive thirty (30) trading day period at any time during the period of five (5) years following the Jersey Closing Date. In the event that the conditions described above have not occurred on or prior to the date which is five (5) years following the Jersey Closing Date, the AIR Earnout Shares will be automatically redesigned, redeemed, and cancelled.
•
With effect from the Jersey Closing, each party to the Business Combination Agreement ensured that the Pubco Board initially comprised of, and the officers of Pubco were initially, the individuals designated by AIR, subject to applicable listing requirements, prior to the Cayman Closing.
•
Pursuant to a special resolution of the holders of Pubco Ordinary Shares, the Pubco shareholders approved the adoption of the A&R Pubco Articles with effect from the shareholder approval matters being approved at the Meeting Pubco shareholders.
•
Pubco adopted the A&R Pubco Articles and converted from a private limited company into a public limited company and the ordinary shares in the capital of Pubco which were issued to the Pubco Nominees (Ronan Barry and Mary-Ann Orr) on the incorporation of Pubco were redesignated as redeemable deferred shares and then immediately redeemed and cancelled in accordance with the provisions of the A&R Pubco Articles and the Jersey Companies Law.
•
As soon as reasonably practicable following the filing of the applicable Form S-8 registration statement for the Pubco Equity Incentive Plan, Pubco will issue the Company Top Up Awards under the PubCo Equity Incentive Plan, which will vest and be settled following the expiration of the six-month lock-up period after the Jersey Effective Time.
•
As soon as reasonably practicable following the filing of the applicable Form S-8 registration statement for the PubCo Equity Incentive Plan, Pubco will issue to each holder of a Vested Company Equity Award who remains employed by Pubco or one of its subsidiaries a new award in the form of restricted stock units under the Pubco Equity Incentive Plan as a Pubco Earnout RSU award. Each such holder will be entitled to receive the number of Pubco Earnout RSUs equal to the number of Earnout Company Shares such holder would have received if he or she had been entitled to the Per Share Jersey Merger Consideration in respect of the number of Company Ordinary Shares issuable under the Vested Company Equity Award. The Pubco Earnout RSUs will be subject to the same vesting requirements as the Earnout Company Shares, provided that the vesting of such Pubco Earnout RSUs will also be subject to such recipient’s continuous employment or service through the applicable vesting date of such Pubco Earnout RSUs.

On May 11, 2026, CAEP, and, following the business combination, Pubco and CAEP entered into an agreement (the “Forward Purchase Agreement”) with Harraden Circle Investors, LP, Harraden Circle Special Opportunities, LP, Harraden Circle Strategic Investments, LP and Harraden Circle Concentrated, LP (collectively, the “Seller”). Under the Forward Purchase Agreement, the Seller purchased 5,000,000 CAEP Class A Ordinary Shares, par value $0.0001 per share, in accordance with the terms and conditions therein. On the prepayment date, Pubco paid the Seller from CAEP’s trust account an amount equal to the number of shares subject to the transaction multiplied by the redemption price at the closing of the Business Combination, totaling $52.4 million (the “Prepayment Amount”). The transaction will settle physically, with the Seller permitted to sell subject shares after closing subject to a minimum sale price of $10.00 per share, a daily volume cap of 15% of trading volume, and mandatory early termination and payment provisions for shares sold, including additional payments to Pubco if shares are sold above $15.00 per share. Any shares not sold by the valuation date (“FPA Closing Date”), which is six months after closing unless accelerated or extended under the agreement, must be returned to the Counterparty while the Seller will retain the related Prepayment Amount.

Accounting for the Business Combination

The Business Combination was accounted for as a capital reorganization in accordance with IFRS. Under this method of accounting, CAEP was treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination was treated as the equivalent of AIR issuing shares in exchange for the net assets of CAEP as of the Cayman Effective Time, accompanied by a recapitalization of AIR as of the Jersey Effective Time. The net assets of CAEP were stated at historical cost, with no goodwill or other intangible assets recorded.

AIR was determined to be the accounting acquirer, for financial reporting purposes, based on evaluation of the following facts and circumstances:

•
AIR Shareholders have the largest voting interest in Pubco;
•
The Pubco Board has eight members, all of whom have been nominated by AIR;
•
AIR’s senior management is the senior management of Pubco;
•
The business of AIR comprises the ongoing operations of Pubco; and
•
AIR is the larger entity, in terms of substantive operations and employee base.

The Business Combination, which is not within the scope of IFRS 3 – Business Combinations (“IFRS 3”) since CAEP does not meet the definition of a “business” in accordance with IFRS 3, has been accounted for within the scope of IFRS 2 – Share-based Payment (“IFRS 2”). In addition, Pubco, Cayman Merger Sub and Jersey Merger Sub were incorporated for the sole purpose of effectuating the merger and did not meet the definition of a business under IFRS 3. Pubco Ordinary Shares, including AIR Earnout Shares, received by AIR Shareholders as the Per Share Jersey Consideration in exchange for AIR Ordinary Shares have been accounted for as a common control transaction among existing shareholders. The AIR Earnout Shares have been classified within equity as the number of Pubco Ordinary Shares issued in exchange for AIR’s Ordinary Shares were fixed and known at the Closing Date and there will be no cash settlement if AIR Earnout Shares are redeemed subject to AIR Earnout Conditions. Accordingly, the exchange of such shares has been recognized as a recapitalization transaction within Pubco’s equity, with no impact on loss for the year within the unaudited pro forma condensed combined statement of comprehensive income.

Any excess of fair value of Pubco Ordinary Shares issued over the fair value of CAEP’s identifiable net assets acquired at the Cayman Effective Time represents compensation for the service of a stock exchange listing for Pubco shares and has been expensed as incurred. In addition, as the Sponsor Earnout Shares are included in the Per Share Cayman Merger Consideration paid to CAEP Shareholders at the Cayman Effective Time in exchange for the listing service and have been accounted for in accordance with IFRS 2 and recorded at fair value as a listing expense with an increase to Pubco’s equity. The Sponsor Earnout Shares have been classified in equity because as they have been settled by delivering a fixed number of Pubco Ordinary Shares in exchange for a fixed number of CAEP’s Class A Ordinary Shares were known at the date of the Business Combination and there will be no cash settlement if Sponsor Earnout Shares are redeemed subject to Sponsor Earnout Condition.

Company Top Up Awards to be issued by Pubco are accounted for as equity-classified share-based payments under IFRS 2 as these awards will be settled by issuing Pubco Ordinary Shares and there is no cash settlement option or alternative.

Pubco Earnout RSUs to be issued by Pubco are accounted for as equity-classified share-based payments under IFRS 2 as these awards will be settled by issuing Pubco Ordinary Shares and there is no cash settlement option or alternative. These awards will be granted and will begin vesting upon the final Board approval of the final terms and conditions of the Pubco Equity Incentive Plan, which is after the Jersey Effective Time, and hence are only considered for the purposes of the unaudited pro forma condensed combined statement of comprehensive income but not for the purposes of the unaudited pro forma condensed combined statement of financial position.

The Forward Purchase Agreement is expected to be accounted for as an own-share / treasury share arrangement under IAS 32 ‘Financial Instruments: Presentation’ as the Seller does not have substantive rights (in terms of restriction of selling the Pubco Ordinary Shares under $10 per share, pledging and limited duration of Pubco Ordinary Share ownership) of an unrestricted shareholder for securities acquired under this arrangement. The Pubco Ordinary Shares although issued legally, will be considered to have been repurchased by Pubco at the time of Jersey Closing. This will result in the recognition of share capital and share premium to reflect the legal issuance of the subject Pubco Ordinary Shares and a corresponding adjustment to recognise a treasury share reserve to reflect a potential legal transfer of the subject Pubco Ordinary Shares to Pubco at the FPA Closing Date in case the Seller is unable to sell the Pubco Ordinary Shares during the six months subsequent to Jersey Closing. Therefore, the transaction will result in a movement between equity to recognize a share buy-back reserve.

The arrangement does not represent any service being provided by the Seller to Pubco and hence, this arrangement is not expected to be accounted for under IFRS 2 and no corresponding expense will be recognized.

The expected accounting for the settlement of the Forward Purchase Agreement has been considered under the following outcomes at the FPA Closing Date:

•
The Seller is unable to sell the Pubco Ordinary Shares and returns the same to Pubco: In this case, Pubco will reverse the treasury share reserve and the related share capital and share premium amount proportionately.
•
The Seller sells the subject Pubco Ordinary Shares at a price within the range of $10 to $15: In this case, the Seller will transfer the proportionate prepaid redemption price to Pubco. Pubco will recognize cash and cash equivalents and reverse the treasury share reserve created on the date of Forward Purchase Agreement.
•
The Seller sells the subject Pubco Ordinary Shares at a price above $15: In this case, Pubco will receive an amount equal to the prepaid redemption price per share plus the incremental amount over $15 per share. Therefore, Pubco will recognize the total consideration transferred from the Seller in cash and cash equivalents, reverse the treasury share reserve created on the date of the Forward Purchase Agreement and recognize the residual amount in share premium within equity as no gain or loss can be recognized on the buy-back of own shares under IAS 32 ‘Financial Instruments: Presentation’.

The above represents a preliminary view on the accounting of the Forward Purchase Agreement as the accounting treatment is still under evaluation.

Basis of Pro forma Presentation

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X (“Article 11”), as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses,” to depict the accounting for the transaction (“Transaction Accounting Adjustments”). The unaudited pro forma condensed combined financial information does not contemplate any impacts of any synergies for Pubco following the Business Combination. Management has concluded that no Autonomous Entity Adjustments pursuant to Article 11 are required, as the historical financial statements of AIR and CAEP include all activity for Pubco to operate an autonomous, or standalone entity, and hence, no such adjustments have been made in the unaudited pro forma condensed combined financial information. Furthermore, AIR has elected not to present Management’s Adjustments pursuant to Article 11 and will only be presenting Transaction Accounting Adjustments in the following unaudited pro forma condensed combined financial information.

The adjustments in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an illustrative understanding of Pubco upon consummation of the Business Combination. Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial information are described in the accompanying notes.

The unaudited pro forma condensed combined financial information has been prepared based on actual redemptions of 27,373,640 shares by Public Shareholders of Public Shares for an aggregate redemption payment of approximately $283.7 million based on the redemption value of $10.36 per share as of December 31, 2025 (inclusive of $0.15 per redeemed Public Share to be funded pursuant to the Sponsor Note).

The following summarizes the number of Pubco Ordinary Shares following the consummation of the Business Combination:

	Ownership in shares	Equity and Voting %
Shareholders
Public Shareholders(1)	5,226,360	3.3
Sponsor(2)	4,182,009	2.6
AIR Shareholders (excluding the Kingsway Holders)(3)(4)	53,573,854	33.4
The Kingsway Holders(5)	97,404,379	60.7
Total	160,386,602	100.0

(1)
Includes 5,000,000 Pubco Ordinary Shares held by the Seller which were subject to the Forward Purchase Agreement as of the consummation of the Business Combination Agreement.
(2)
Includes 580,000 Pubco Ordinary Shares received in exchange for the CAEP Private Placement Shares, up to 3,500,000 Post-Combination Founder Shares after accounting for the surrender by the Sponsor and cancellation of 3,400,000 CAEP Founder Shares at Closing pursuant to the Sponsor Support Agreement and 102,009 Pubco Ordinary Shares received in exchange for 102,009 CAEP Class A Ordinary Shares issued to the Sponsor in repayment of the Sponsor Loan (based on the approximate outstanding balance of the Sponsor Loan as of the Business Combination date). 1,500,000 of the Post-Combination Founder Shares are subject to the Sponsor Earnout Conditions, as further described herein. To the extent some or all of such targets are not achieved, some or all of the Sponsor Earnout Shares will be forfeited by the Sponsor and cancelled for no consideration. Such shares are reflected as being owned in each presentation because, as of the consummation of the Business Combination, they were issued and outstanding.
(3)
Includes 2,551,115 AIR Earnout Shares that are subject to AIR Earnout Conditions. The AIR Earnout Shares will be released upon the earlier occurrence of (i) the closing price of the Pubco Ordinary Shares being at or above $12.50 for 20 trading days over a consecutive 30-day period during the Earnout Period, and (ii) upon the occurrence of certain early release events, including a Pubco merger, consolidation or reorganization after the Closing in which the Pubco Ordinary Shares are converted or exchanged for the right to receive cash or registered publicly listed securities equal to or exceeding $12.50 per Pubco Ordinary Share. To the extent such targets are not achieved, or such early release event does not occur during the five (5) year period from the Jersey Closing, the AIR Earnout Shares will be forfeited by the AIR Shareholders and cancelled for no consideration. Such shares are reflected as being owned in each presentation because, as of the consummation of the Business Combination, they were issued and outstanding.
(4)
Excludes Pubco Ordinary Shares issuable on exercise or settlement of the Assumed Conditional Awards and the Incentive Plan.
(5)
Includes 4,638,302 AIR Earnout Shares that are subject to AIR Earnout Conditions. The AIR Earnout Shares will be released upon the earlier occurrence of (i) the closing price of the Pubco Ordinary Shares being at or above $12.50 for 20 trading days over a consecutive 30-day period during the Earnout Period, and (ii) upon the occurrence of certain early release events, including a Pubco merger, consolidation or reorganization after the Closing in which the Pubco Ordinary Shares are converted or exchanged for the right to receive cash or registered publicly listed securities equal to or exceeding $12.50 per Pubco Ordinary Share. To the extent such targets are not achieved, or such early release event does not occur during the five (5) year period from the Jersey Closing, the AIR Earnout Shares will be forfeited by the AIR Shareholders and cancelled for no consideration. Such shares are reflected as being owned in each presentation because, as of the consummation of the Business Combination, they were issued and outstanding.

Unaudited Pro Forma Condensed Combined Statement of Financial Position as of December 31, 2025

In $ thousands (Except share and par value data)	Pubco (IFRS Historical)	AIR (IFRS Historical)	CAEP (U.S. GAAP Historical)	IFRS Policy and Presentation Alignment (Note 2)	Transaction Accounting Adjustments		Pro Forma Combined
ASSETS
Non-current assets:
Property, plant and equipment	—	28,410	—	—	—		28,410
Right-of-use assets	—	11,663	—	—	—		11,663
Intangible assets	—	371,277	—	—	—		371,277
Investments in joint ventures	—	2,255	—	—	—		2,255
Deferred tax assets	—	41,071	—	—	—		41,071
Trade and other receivables, net of current portion	—	293	—	71	(0)	A	294
					(70)	M
Available-for-sale debt securities held in Trust Account, at fair value	—	—	281,884	—	(281,884)	A	—
Other assets	—	—	71	(71)	—		—
	—	454,969	281,955	—	(281,954)		454,970
Current assets:
Inventories	—	55,331	—	—	—		55,331
Trade and other receivables	—	93,160	—	—	—		93,160
Prepaid expenses	—	—	145	—	(145)	M	—
Advance tax	—	274	—	—	—		274
Cash and cash equivalents	—	119,456	25	—	281,884	A	63,696
					(14,221)	B
					(36,737)	I
					(234,699)	J
					500	G
					0	K
					(68)	N
					(52,444)	O
	—	268,221	170	—	(55,930)		212,461
Total assets	—	723,190	282,125	—	(337,884)		667,431

LIABILITIES
Non-current liabilities:
Other interest-bearing loans and borrowings	—	357,679	—	—	—		357,679
Derivative financial instruments	—	1,216	—	—	—		1,216
Lease liabilities	—	9,935	—	—	—		9,935
Employee benefits	—	6,542	—	—	—		6,542
Deferred tax liabilities	—	436	—	—	—		436
	—	375,808	—	—	—		375,808
Current liabilities:
Other interest-bearing loans and borrowings	—	29,852	—	—	—		29,852
Lease liabilities	—	3,348	—	—	—		3,348
Trade and other payables	20	99,121	—	1,746	(4,598)	B	94,543
					(68)	N
					(1,678)	I
Tax payable	—	2,053	—	—	—		2,053
Derivative financial instruments	—	558	—	—	—		558
Employee benefits	—	1,320	—	—	—		1,320
Accrued expenses	—	—	1,746	(1,746)	—		—
Payables relating to acquisitions	—	1,760		—	—		1,760
Note payable - related party	—	—	312	—	(312)	K	—
CAEP Class A ordinary shares subject to possible redemptions	—	—	—	283,452	(283,452)	E	—
	20	138,012	2,058	283,452	(290,108)		133,434
Total liabilities	20	513,820	2,058	283,452	(290,108)		509,242

Net assets	(20)	209,370	280,067	(283,452)	(47,776)		158,189

Commitments and contingencies

CAEP Class A ordinary shares subject to possible redemption	—	—	286,024	(286,024)	—		—

In $ thousands (Except share and par value data)	Pubco (IFRS Historical)	AIR (IFRS Historical)	CAEP (U.S. GAAP Historical)	IFRS Policy and Presentation Alignment (Note 2)	Transaction Accounting Adjustments		Pro Forma Combined
EQUITY
Capital and reserves
Share capital	—	968,768	—	—	3	F	16
					(968,753)	G
					0	I
					(3)	J
					1	O
Share premium	—	39,834	—	—	283,449	E	1,101,509
					0	F
					971,780	G
					(3,288)	H
					44,431	I
					(234,697)	J
Merger reserve	—	(1,100,361)	—	—	—		(1,100,361)
Cash flow hedge reserve	—	(1,614)	—	—	—		(1,614)
Translation reserve	—	9,194	—	—	—		9,194
Other reserve	—	31,101	—	—	(5,377)	G	26,230
					506	L
Treasury shares	—	—	—	—	(52,444)	O	(52.444)
Retained earnings	(20)	262,448	—	—	(9,623)	B	175,659
					2,850	G
					(79,500)	I
					(506)	L
CAEP Class A ordinary shares	—	—	—	—	0	D	—
					0	K
					3	E
					(1)	F
					(2)	J
CAEP Class B ordinary shares	—	—	1	—	(1)	C	—
					(0)	D
Additional paid-in capital	—	—	—	—	(1,020)	H	—
					1,020	K
Accumulated deficit	—	—	(5,973)	2,572	15	A	—
					1	C
					4,308	H
					(708)	K
					(215)	M
Accumulated other comprehensive income	—	—	15	—	(15)	A	—
Net equity	(20)	209,370	280,067	(283,452)	(47,776)		158,189

Unaudited Pro Forma Condensed Combined Statement of Comprehensive Income for the Year Ended December 31, 20251

In $ thousands (Except share and per share data)	Pubco (IFRS Historical)	AIR (IFRS Historical)	CAEP (U.S. GAAP Historical)	IFRS Policy and Presentation Alignment (Note 2)	Transaction Accounting Adjustments		Pro Forma Combined

Revenue	—	399,737	—	—	—		399,737
Cost of sales	—	(175,401)	—	—	—		(175,401)
Gross profit	—	224,336	—	—	—		224,336

Distribution expenses	—	(46,915)	—	—	—		(46,915)
General and administrative expenses	(20)	(93,933)	—	(2,202)	(9,623)	AA	(186,465)
					(79,500)	DD
					(613)	EE
					124	FF
					(708)	HH
General and administrative costs	—	—	(2,202)	2,202	—		—
Impairment loss on trade and other receivables	—	(2,392)	—	—	—		(2,392)
Other operating income	—	2,055	—	—	—		2,055
Administrative expenses – related party	—	—	(62)	—	62	BB	—
Operating profit/(loss)	(20)	83,151	(2,264)	—	(90,248)		(9,381)

Share of net loss of investments accounted for using the equity method	—	(618)	—	—	—		(618)
Finance income	—	6,568	—	—	—		6,568
Finance costs	—	(36,265)	—	—	—		(36,265)
Interest income on investments held in the Trust Account	—	—	5,869	—	(5,869)	CC	—
Realized gain on sale of available-for-sale securities	—	—	—	—	15	GG	—
					(15)	GG
Other gains / (losses)	—	—	—	2,572	—		2,572
Profit/(loss) before taxation	(20)	52,836	3,605	2,572	(96,117)		(37,124)
Taxation	—	(6,032)	—	—	—		(6,032)
Profit/(loss) for the period	(20)	46,804	3,605	2,572	(96,117)		(45,234)

Other comprehensive income (loss)
Items that may be subsequently reclassified to profit or loss:
Foreign currency translation differences – foreign operations	—	218	—	—	—		218
Changes in fair value of cash flow hedges	—	(3,089)	—	—	—		(3,089)
Amounts reclassified to profit or loss from cash flow hedges	—	1,475	—	—	—		1,475
Change in unrealized appreciation of available-for- sale debt securities			15	—	(15)	GG	—
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans	—	(682)	—	—	—		(682)
Other comprehensive income (loss) for the year, net of income tax	—	(2,078)	15	—	(15)		(2,078)
Total comprehensive income (loss) for the year	(20)	44,726	3,620	2,572	(96,132)		(44,234)

Weighted average number of ordinary shares outstanding		49,815,145
Basic earnings per share		$0.940
Weighted average number of diluted shares outstanding		49,967,173
Diluted earnings per share		$0.937

In $ thousands (Except share and per share data)	Pubco (IFRS Historical)	AIR (IFRS Historical)	CAEP (U.S. GAAP Historical)	IFRS Policy and Presentation Alignment (Note 2)	Transaction Accounting Adjustments	Pro Forma Combined
Weighted average number of ordinary shares outstanding:
Class A – Public shares			14,215,890
Class A – Private placement shares			298,740
Class B – Ordinary shares			6,463,562

Basic and diluted net income (loss) per share:
Class A – Public shares			0.17
Class A – Private placement shares			0.17
Class B – Ordinary shares			0.17

Basic and diluted pro forma earnings (loss) per share (Note 4):
Pro forma weighted average number of shares outstanding – basic and diluted						146,697,185
Pro forma earnings per share – basic and diluted						$(0.29)

1 Certain amounts include adjustments for rounding which may not be reflected in the notes to the unaudited pro forma condensed combined financial information below.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. Basis of Presentation

The unaudited pro forma condensed combined statement of financial position as of December 31, 2025 assumes that the Business Combination occurred on December 31, 2025. The unaudited pro forma condensed combined statement of comprehensive income for the year ended December 31, 2025 assumes the pro forma effect to the Business Combination as if it had occurred on January 1, 2025, being the earliest period presented.

The unaudited pro forma condensed combined financial information has been prepared using, and should be read in conjunction with, the following:

•
Pubco’s audited financial statements as of and for the period ended December 31, 2025 (being October 28, 2025, the inception date, to December 31, 2025) and the related notes, included elsewhere in this proxy statement/prospectus;
•
AIR’s audited consolidated financial statements as of and for the year ended December 31, 2025 and the related notes, included elsewhere in this proxy statement/prospectus; and
•
CAEP’s audited financial statements as of and for the year ended December 31, 2025 and the related notes, included elsewhere in this proxy statement/prospectus.

The historical financial statements of Pubco have been prepared in accordance with IFRS and in its presentation and reporting currency of the U.S. dollar. The historical financial statements of AIR have been prepared in accordance with IFRS and in its presentation and reporting currency of the U.S. dollar. The historical financial statements of CAEP have been prepared in accordance with U.S. GAAP in its presentation and reporting currency of U.S. dollar. The unaudited pro forma condensed combined financial information includes pro forma adjustments to convert the financial information of CAEP from U.S. GAAP to IFRS as well as reclassifications to conform CAEP’s historical accounting presentations to Pubco’s and AIR’s accounting presentations, in each case for the relevant periods (refer to ‘IFRS Policy and Presentation Alignment’ below).

The adjustments presented in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an appropriate understanding of Pubco after giving effect to the Business Combination. Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final accounting adjustments recorded may differ materially from the information presented.

The pro forma adjustments reflecting the consummation of the Business Combination are based on certain currently available information and certain assumptions and methodologies that AIR management believes are reasonable under the circumstances. The pro forma adjustments, which are described in the accompanying notes, are preliminary and subject to change as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. AIR believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to AIR management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information does not reflect the income tax effects of the pro forma adjustments as these are expected to be incurred in entities where the treatment would be permanently non-deductible based on the laws of the relevant jurisdiction.

2. IFRS Policy and Presentation Alignment

The historical financial information for CAEP has been adjusted to give effect to the differences between U.S. GAAP and IFRS for the purposes of the unaudited pro forma condensed combined financial information. The only pro forma adjustments required to convert CAEP’s financial statements from U.S. GAAP to IFRS for purposes of the unaudited pro forma condensed combined financial information consisted of reclassifying CAEP’s Class A Ordinary Shares subject to redemption to current liabilities under IFRS in accordance with IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and remeasuring the liability at fair value upon reclassification, which resulted in a gain recorded in other gains (losses) within the unaudited pro forma condensed combined statement of comprehensive income.

Further, as part of the preparation of the unaudited pro forma condensed combined financial information, certain reclassifications were made to align the presentation of CAEP's historical financial information in accordance with the presentation of AIR's historical financial information.

3. Pro Forma Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The pro forma adjustments to the unaudited pro forma condensed combined statement of financial position as of December 31, 2025 are as follows:

(A)
Reflects the liquidation and reclassification of available for sale debt securities and cash held in the Trust Account to cash and cash equivalents that becomes available following the Business Combination. This adjustment resulted in a decrease to available-for-sale debt securities held in Trust Account, at fair value and an increase to cash and cash equivalents of $281.9 million, a decrease in accumulated deficit and accumulated other comprehensive income of $15 thousand, and a decrease in non-current trade and other receivables of $68.
(B)
Represents the total estimated transaction costs of AIR, amounting to $18.8 million for legal, accounting, filing, and other fees in connection with the Business Combination as follows:

In $ thousands
Total preliminary estimated transaction costs of AIR (a)	18,802
Less: Amount recognized as an expense for the year ended December 31, 2025 (b)	9,179
Remaining costs recognized subsequent to December 31, 2025 (c = a - b)	9,623
Transaction costs paid during the year ended December 31, 2025 (d)	4,581
Transaction costs payable as of December 31, 2025 (e = b - d)	4,598
Remaining costs to be paid (f = a - d)	14,221

The above adjustment resulted in the following:

•
A decrease of $9.6 million in retained earnings (refer to (c) in the table above) to reflect the expense not yet recognized by AIR during the year ended December 31, 2025.
•
A decrease of $4.6 million to trade and other payables (refer to (e) in the table above) to reflect the payment of the amount accrued as of December 31, 2025.
•
A decrease in cash and cash equivalents of $14.2 million (refer to (f) in the table above) reflecting the remaining payment of transaction costs.

The transaction costs incurred by CAEP have been included in the calculation of the IFRS 2 listing expense (refer to adjustment (I) below).

(C)
Reflects the forfeiture of 3.4 million CAEP Class B Ordinary Shares pursuant to the Sponsor Support Agreement which results in a decrease of $340 in CAEP Class B Ordinary Shares and a corresponding decrease of $340 in capital accumulated deficit (this amount has been reflected as $1 (in $ thousands) in the unaudited pro forma condensed combined balance sheet due to rounding off differences).
(D)
Reflects the conversion of the remaining 3.5 million CAEP Class B Ordinary Shares to CAEP Class A Ordinary Shares on a one-for-one basis, which results in a decrease of $350 in CAEP Class B Ordinary Shares and a corresponding increase of $350 in CAEP Class A Ordinary Shares.
(E)
Reflects the reclassification of CAEP Class A Ordinary Shares subject to possible redemption from liabilities to CAEP Class A Ordinary Shares in equity, resulting in a decrease to CAEP Class A Ordinary Shares subject to possible redemptions and an increase to Class A Ordinary Shares of $3 thousand and to share premium of $283.4 million.
(F)
Represents the exchange of 9,408,369 CAEP Class A Ordinary Shares, after the conversion of CAEP Class B Ordinary Shares to CAEP Class A Ordinary Shares (as discussed in (D) above), into 9,408,369 Pubco Ordinary Shares, resulting in a decrease to CAEP Class A Ordinary Shares and increase to share capital of $1 thousand.
(G)
Represents the exchange of 49,696,442 AIR Ordinary Shares into 150,978,233 Pubco Ordinary Shares based on the Per Share Jersey Merger Consideration of 3.04, resulting in a decrease to share capital of $968.8 million, an increase to retained earnings of $2.9 million, a decrease to other reserve of $5.4 million, and an increase to cash and cash equivalents of $0.5 million. This includes the impact of 160,164 additional AIR Ordinary Shares for which share options have been or will be exercised by certain AIR employees and the cancellation of 238,577 AIR Ordinary Shares prior to conversion to Pubco Ordinary Shares for no consideration. This amount includes 7,189,417 AIR Earnout Shares subject to AIR Earnout Conditions.

(H)
Represents the elimination of CAEP’s accumulated deficit and additional paid in capital, which results in a decrease to share premium of $3.3 million.
(I)
Represents adjustments to record preliminary estimated expense recognized, in accordance with IFRS 2, for the excess of the fair value of Pubco Ordinary Shares issued and the fair value of CAEP’s identifiable net assets at the date of the Business Combination, resulting in increase to share premium and decrease to retained earnings. The adjustments include a decrease to cash and cash equivalents and increase to trade and other payables for the payment of accrued transaction costs of $1.7 million. In addition, the adjustments include a decrease to cash and cash equivalents and increase to the IFRS 2 listing expense for estimated transaction costs accrued subsequent to December 31, 2025 by CAEP for legal, accounting, filing and other fees in connection with the Business Combination, as follows:

In $ thousands
Fair value of Pubco Ordinary Shares[1,3], excluding Sponsor Earnout Shares	29,142
Fair value of Sponsor Earnout Shares[2,3]	12,000
41,142
Fair value of CAEP identifiable net assets	(5,957)
CAEP transaction costs accrued subsequent to December 31, 2025	(35,059)
Reclassification of CAEP Class A Ordinary Shares subject to redemption to equity	2,346
Conversion of Sponsor Loan to CAEP Class A Ordinary Shares within equity	312
(38,358)
IFRS 2 listing expense (reflected in retained earnings)	79,500

(1)
The fair value of Pubco Ordinary Shares issued was estimated based on a market price of $10.27 per share (as of March 24, 2026). The value is preliminary and will change based on fluctuations in the share price of CAEP Class A Ordinary Shares through the closing date.
(2)
The fair value of Sponsor Earnout Shares was estimated as of March 24, 2026 based on a per share value of $8.00, which was calculated using a Monte Carlo approach taking into account the Sponsor Earnout Conditions. The value is preliminary and will change based on fluctuations in the share price of the CAEP Class A Ordinary Shares common stock through the closing date.
(3)
A one percent change in the fair values per share of CAEP Class A Ordinary Shares and Sponsor Earnout Shares would result in a change of $0.4 million in the estimated IFRS 2 expense.
(J)
Reflects the redemption of 22,373,640 Public Shares for aggregate redemption payments of $234.7 million. Substantially all of the redemptions were allocated to share premiums.
(K)
Represents the repayment of the approximately $1.0 million Sponsor Loan, reflecting the balance as of the Business Combination date, through the issuance of 102,009 CAEP Class A Ordinary Shares based on a per share value of $10.00, with the difference settled in cash. The adjustment results in a decrease to note payable–related party and cash and cash equivalents of $311,783 and $8, respectively, and an increase to additional paid in capital, accumulated deficit, and CAEP Class A Ordinary Shares of $1.0 million, $708,315, and $10, respectively.
(L)
Reflects the issuance of Pubco Top Up Awards, resulting in an increase in other reserve and decrease in retained earnings of $506 thousand.
(M)
Reflects the full amortization of historical prepaid expenses relating to the premium paid on CAEP’s D&O insurance policy, resulting in a decrease in trade and other receivables of $70 thousand and a decrease in prepaid expenses of $145 thousand and an increase in accumulated deficit of $215 thousand.
(N)
Reflects the payment of outstanding payables of CAEP, resulting in a decrease in cash and cash equivalents and trade and other payables of approximately $68 thousand.
(O)
Reflects the Forward Purchase Agreement, resulting in the recognition of treasury shares of $52.4 million thousand and a decrease to cash and cash equivalents of $52.4 million.

The pro forma adjustments to the unaudited pro forma condensed combined statement of comprehensive income for the year ended December 31, 2025 are as follows:

(AA)
Reflects the estimated transaction costs of $9.6 million incurred by AIR as part of the Business Combination as described in (B). These costs are a nonrecurring item. The transaction costs incurred by CAEP have been considered in the IFRS 2 listing expense in adjustment (DD) below.
(BB)
Represents the elimination of CAEP’s administrative expenses paid to the Sponsor that will be ceased upon closing of the Business Combination.
(CC)
Represents the elimination of interest income on investments held in the Trust Account recognized in 2025.
(DD)
Represents adjustments to recognize a $79.5 million listing expense recognized in accordance with IFRS 2, for the difference between the total fair value of Pubco Ordinary Shares and Sponsor Earnout Shares issued and the fair value of CAEP’s identifiable net assets adjusted forthe estimated transaction costs incurred by CAEP, as described in (I). Includes $35.1 million in estimated transaction costs to be incurred by CAEP. These costs are a nonrecurring item.
(EE)
Represents share-based payment expense to be recognized with respect to the vesting of Pubco Top Up Awards and Pubco Earnout RSUs. This cost is a nonrecurring item.
(FF)
Reflects the elimination of the amortization expense of prepaid expenses relating to CAEP’s D&O policy and Nasdaq annual fees. This cost is a nonrecurring item.
(GG)
Reflects the realization of the unrealized appreciation of available-for-sale debt securities and the elimination of the realized gain.
(HH)
Reflects additional expenses incurred that were paid through the issuance of a Sponsor Loan after December 31, 2025 through the date of the Business Combination.

4. Net Loss Per Share

The pro forma net loss per share is calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination and related transactions, assuming the shares were outstanding since January 1, 2025. As the Business Combination and related transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issued in connection with the Business Combination have been outstanding for the entire period presented. If the maximum number of Public Shares are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire period.

The net loss per share – basic and diluted has been calculated as follows:

In $ thousands (Except share and per share data)	For the year ended December 31, 2025
Pro forma net loss for the year	$(43,156)
Weighted average shares outstanding – basic and diluted	146,697,185
Net loss per share – basic and diluted(1)	$(0.29)
Weighted average shares outstanding – basic and diluted
Public Shareholders (2)	226,360
Sponsor(3)	2,682,009
AIR Shareholders (excluding the Kingsway Holders)(4)	51,022,739
The Kingsway Holders(5)	92,766,077
Total	146,697,185

(1)
For the purposes of calculating diluted net loss per share, all 1,871,846 Pubco Ordinary Shares issuable on exercise or settlement of the Assumed Conditional Awards and the Incentive Plan should have been assumed to be exercised. This amount does not include Pubco Ordinary Shares to be issued under the Retention Awards, which should have also been assumed to be exercised. However, since the Pubco Ordinary Shares issuable on exercise or settlement of the Assumed Conditional Awards, Incentive Plan and Pubco Retention Awards results in anti-dilution, the effect of such exercise was not included in the calculation of diluted earnings per share.
(2)
For the purposes of calculating basic net loss per share, all 5,000,000 shares subject to the Forward Purchase Agreement have been excluded as these are contingently returnable and hence not considered from an IAS 33 perspective.

(3)
For the purposes of calculating basic net loss per share, all 1,500,000 Sponsor Earnout Shares are excluded as these shares will be forfeited by the Sponsor and cancelled for no consideration if the Sponsor Earnout Conditions are not met. In addition, these shares are excluded from the calculation of diluted net loss per share as the effect of these shares are anti-dilutive.
(4)
For the purposes of calculating basic net loss per share, 2,551,115 AIR Earnout Shares (excluding the Company Earnout Shares issued to Kingsway Holders) are excluded as these shares will be forfeited by the AIR Shareholders and cancelled for no consideration if the AIR Earnout Conditions are not met. In addition, these AIR Earnout Shares are excluded from the calculation of diluted net loss per share as the effect of these shares are anti-dilutive.
(5)
For the purposes of calculating basic net loss per share, 4,638,302 AIR Earnout Shares issued to Kingsway Holders are excluded as these shares will be forfeited by the Kingsway Holders and cancelled for no consideration if the AIR Earnout Conditions are not met. In addition, these AIR Earnout Shares are excluded from the calculation of diluted net loss per share as the effect of these shares are anti-dilutive.